# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ROMAN DBDR ACQUISITION CORP. II, CIK 0002032528
CUSIP: G7633M104
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 9858 Clint Moore Road, Suite 205, Boca Raton, Florida (FL), 33496
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002040921

## Reporting persons
- Roman DBDR Acquisition Sponsor II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 7,666,667; shared voting power 0; sole dispositive power 7,666,667; shared dispositive power 0; aggregate amount beneficially owned 7,666,667 (25% of the class)
  Comment: The 7,666,667 founder shares referred to in Rows 5, 7, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares"), which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") at the time of the Issuer's initial business combination ("Business Combination"), or at any time prior to the Issuer's Business Combination, at the option of the holder, on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-282186). Dixon Doll, Jr. and Donald G. Basile are the managing members of Roman DBDR Acquisition Sponsor II LLC and hold voting and investment discretion with respect to the Class B ordinary shares held of record by Roman DBDR Acquisition Sponsor II LLC. The percentage in Row 11 is based on 23,000,000 Class A Ordinary Shares issued and outstanding and 7,666,667 Class B Ordinary Shares issued and outstanding as of February 7, 2025.
- Dixon Doll, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,666,667; sole dispositive power 0; shared dispositive power 7,666,667; aggregate amount beneficially owned 7,666,667 (25% of the class)
  Comment: The 7,666,667 founder shares referred to in Rows 6, 8, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares"), which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") at the time of the Issuer's initial business combination ("Business Combination"), or at any time prior to the Issuer's Business Combination, at the option of the holder, on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-282186). Dixon Doll, Jr. and Donald G. Basile are the managing members of Roman DBDR Acquisition Sponsor II LLC and hold voting and investment discretion with respect to the Class B ordinary shares held of record by Roman DBDR Acquisition Sponsor II LLC. The percentage in Row 11 is based on 23,000,000 Class A Ordinary Shares issued and outstanding and 7,666,667 Class B Ordinary Shares issued and outstanding as of February 7, 2025.
- Donald G. Basile: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,666,667; sole dispositive power 0; shared dispositive power 7,666,667; aggregate amount beneficially owned 7,666,667 (25% of the class)
  Comment: The 7,666,667 founder shares referred to in Rows 6, 8, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares"), which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") at the time of the Issuer's initial business combination ("Business Combination"), or at any time prior to the Issuer's Business Combination, at the option of the holder, on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-282186). Dixon Doll, Jr. and Donald G. Basile are the managing members of Roman DBDR Acquisition Sponsor II LLC and hold voting and investment discretion with respect to the Class B ordinary shares held of record by Roman DBDR Acquisition Sponsor II LLC. The percentage in Row 11 is based on 23,000,000 Class A Ordinary Shares issued and outstanding and 7,666,667 Class B Ordinary Shares issued and outstanding as of February 7, 2025.

## Item 1. Issuer
Name of issuer: ROMAN DBDR ACQUISITION CORP. II
Address of issuer's principal executive offices: 9858 Clint Moore Road, Suite 205, Boca Raton, FL 33496

## Item 2. Person Filing
Name of person filing: Roman DBDR Acquisition Sponsor II LLC, Dixon Doll, Jr. and Donald G. Basile (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: 9858 Clint Moore Road, Suite 205, Boca Raton, FL 33496
Citizenship: Roman DBDR Acquisition Sponsor II LLC is a limited liability company formed in Delaware. Dixon Doll, Jr. and Donald G. Basile are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of February 7, 2025, the Reporting Persons may be deemed to beneficially own 7,666,667 of the Issuer's Class B Ordinary Shares. Roman DBDR Acquisition Sponsor II LLC is the record holder of the Class B Ordinary Shares reported herein. Dixon Doll, Jr. and Donald G. Basile are the managing members of Roman DBDR Acquisition Sponsor II LLC and hold voting and investment discretion with respect to the Class B ordinary shares held of record by Roman DBDR Acquisition Sponsor II LLC. As such, Messrs. Dixon and Basile may be deemed to have beneficial ownership of the securities held of record by Roman DBDR Acquisition Sponsor II LLC and have voting and investment discretion with respect to such securities. This Statement shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Percent of class: The 7,666,667 Class B Ordinary Shares of the Issuer owned by the Reporting Persons constituted 25.0% of the total number of Class A Ordinary Shares issued and outstanding and assuming the conversion of all issued and outstanding Class B Ordinary Shares of the Issuer. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination ("Business Combination"), or at any time prior to the Business Combination, at the option of the holder, on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-282186). The percentage of the Class B Ordinary Shares held by the Reporting Persons is based on 23,000,000 Class A Ordinary Shares issued and outstanding as of February 7, 2025 and assuming the conversion of all 7,666,667 Class B Ordinary Shares.
Sole power to vote or to direct the vote:
Roman DBDR Acquisition Sponsor II LLC: 7,666,667

Dixon Doll, Jr.: 0

Donald G. Basile: 0
Shared power to vote or to direct the vote:
Roman DBDR Acquisition Sponsor II LLC: 0

Dixon Doll, Jr.: 7,666,667

Donald G. Basile: 7,666,667
Sole power to dispose or to direct the disposition:
Roman DBDR Acquisition Sponsor II LLC: 7,666,667

Dixon Doll, Jr.: 0

Donald G. Basile: 0
Shared power to dispose or to direct the disposition:
Roman DBDR Acquisition Sponsor II LLC: 0

Dixon Doll, Jr.: 7,666,667

Donald G. Basile: 7,666,667

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Joint Filing Agreement, by and among the Reporting Persons, dated February 7, 2025

## Signatures
- Roman DBDR Acquisition Sponsor II LLC: /s/ Dixon Doll, Jr., Managing Member (02/07/2025)
- Dixon Doll, Jr.: /s/ Dixon Doll, Jr., Individual (02/07/2025)
- Donald G. Basile: /s/ Donald G. Basile, Individual (02/07/2025)